UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 9, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Rescheduling of Strategic Update and Results Presentation

On November 9, 2026, VivoPower PLC (the “Company” or “VivoPower”) (Nasdaq: VIVO) announced that its FY2026 results presentation and investor call, previously scheduled for Tuesday, November 10, 2026 at 8:00 a.m. ET, has been rescheduled to Monday, November 16, 2026 at 8:00 a.m. ET / 1:00 p.m. GMT / 2:00 p.m. CET / 9:00 p.m. SGT. The event will now be titled “Strategic Update and FY2026 Results Presentation”, during which management will discuss the Company’s strategic priorities and FY2026 results.

Participants can join the rescheduled call through the investor relations page of the Company’s website at www.vivopower.com/investors.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company intends to rely on the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 only to the extent legally available. Forward-looking statements include all statements that are not historical facts, including statements about the timing and rescheduling of the Company’s investor call, the information to be presented on that call, and VivoPower’s strategy, business plans and future performance. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on management’s current expectations and assumptions and involve risks and uncertainties, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including the risks described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman